# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Signing Day Sports, Inc., CIK 0001898474
CUSIP: 82670R305
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8355 East Hartford Rd., Suite 100, Scottsdale, Arizona (AZ), 85255
Date of event which requires filing of this statement: 01/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,409,670; shared voting power 0; sole dispositive power 1,409,670; shared dispositive power 0; aggregate amount beneficially owned 1,409,670 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Signing Day Sports, Inc.
Address of issuer's principal executive offices: 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court,
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,409,670

The amounts in Row (5), (7) and (9) represent 1,015,000 shares of Common Stock and 394,670 Warrants to purchase shares of Common Stock, which are subject to a 9.99% beneficial ownership limitation. The amounts do not include 1,127,830 Warrants to purchase shares of Common Stock, which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 13,716,281 shares of Common Stock outstanding after the offering (assuming the exercise of none of the warrants or the Representative's Warrants included in this offering and assuming no exercise of the option granted to the underwriters to purchase additional securities), based on the Issuer's Prospectus filed under Rule 424(b)(4) filed with the Securities and Exchange Commission on January 14, 2026 and a Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2026.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13 and the rules thereunder.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 1,409,670
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,409,670
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (01/20/2026)